Filed Pursuant to Rule 424(b)(3)

Registration No. 333-204811

Prospectus Supplement No. 1

(To prospectus dated September 27, 2017)

BOXLIGHT, INC.

1,000,000 Shares of Class A Common Stock

This prospectus supplement, dated October 5, 2017, supplements the prospectus dated September 27, 2017 of Boxlight, Inc. (the “Company”), relating to the offering of up to 1,000,000 shares of Class A common stock of the Company at an initial offering price of $7.00 per share, which is being conducted by the Company and Aegis Capital Corp, as placement agent on a “best efforts” basis, without a firm commitment by the placement agent, who has no obligation or commitment to purchase any of the Company’s shares. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the prospectus, including any amendments or additional supplements thereto.

This prospectus supplement is being filed to correct inaccuracies in the prospectus with respect to the following information:

(i) the number of shares of Series A preferred stock issuable to the former holders of LCC – Delaware was disclosed as 270,000. The correct number of shares of Series A Preferred stock issuable was 250,000;

(ii) to reflect that the Company has paid certain short-term obligations, reducing the amount currently in default;

(iii) the number of additional shares reserved for issuance under the BOXL 2014 Stock Incentive Plan was disclosed as 1,299,955. The correct number of additional shares reserved for issuance is 1,591,357;

(iv) the Net income (loss) amount under Pro Forma Adjustments column was disclosed as $(532,000). The correct amount is $(498,000); and

(v) the number of stock options to be issued in the aggregate to executive officers was disclosed as 905,463 shares of Class A common stock. The correct number is 772,463 shares of Class A common stock. The exercise price has been updated to reflect a range from $0.0001 to $0.13.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 11 OF THE PROSPECTUS FOR A DISCUSSION OF RISKS APPLICABLE TO US AND AN INVESTMENT IN OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

OUR HISTORY AND ACQUISITIONS

The fourth bullet below, on page 8 of the prospectus, is being amended in this prospectus supplement to correct the number of shares of Series A preferred stock issuable to the former holders of LCC – Delaware.

In summary, we have issued the following shares of our capital stock in connection with the acquisitions of Mimio, the Boxlight Group and Genesis:

●	in exchange for 100% of the shares of the Boxlight Group, a total of 270,000 shares of our Series C preferred stock were issued to EDI and its affiliates, which, upon our listing of our Class A common stock on the Nasdaq Capital Market or other securities exchange acceptable to EDI, will automatically convert into 1,903,586 shares of our Class A common stock, or 20.575% of our fully-diluted common stock before giving effect to this offering. An additional 152,286 Class A shares are designated as bonus shares and will be issued to senior management and senior employees who have worked for EDI and its direct and indirect subsidiaries for more than 10 years, including Henry (“Hank”) Nance, our Chief Operating Officer, will receive approximately 59% of the bonus shares. In addition, we have also agreed to grant employee stock options entitling the Boxlight Group employees to purchase upon full vesting, at the offering price of our Class A common stock, an additional 185,020 shares of our Class B common stock or such other number of shares as represents 2.0% of our fully diluted common stock (the “Boxlight Group Options”). Class B common stock is identical to Class A common stock, except that Class B common stock carries no vote, other than as required by law. Our Class B common stock will automatically convert into shares of Class A common stock upon any public or private sale by any holder of Class B common stock. Mr. Nance, who is a senior executive employee of the Boxlight Group, will receive approximately 44% of the Boxlight Group Options. Under the terms of the share purchase agreement, the term “fully-diluted common stock” excludes shares of our Class A common stock sold in this offering or in the private placements consummated in October and November, 2016. The fully-diluted common stock also excludes shares issued for settlement of outstanding payables.

●	On September 28, 2016, we sold to K Laser, the principal stockholder of EDI, an aggregate of 178,572 shares of our Class A common stock at a purchase price of $5.60 per share and received net proceeds of $1,000,003. Such shares are deemed to be “restricted securities” under Rule 144 promulgated under the Securities Act of 1933, as amended.

●	a total of 1,000,000 shares of our Series B preferred stock were issued to the four former members of Genesis, which will automatically convert into 370,040 shares of Class A common stock or such other number of shares as represents 4.0% of our fully-diluted common stock as defined in the purchase agreement; and

●	A total of 250,000 shares of Boxlight Parent Series A Preferred stock that are convertible into 398,406 shares of our Class A common stock are being held in trust by Vert Capital and will be converted and distributed to the 63 former holders of LCC-Delaware Series A Preferred Stock, and will be registered for resale within one year from the date of this prospectus.

RISK FACTORS

The following risk factor, on page 11 of the prospectus, is being amended in this prospectus supplement to disclose the amount of the short-term obligations paid by the Company as of a recent date.

Our aggregate amount of short-term obligations in default

Our aggregate amount of short-term obligations in default as of June 30, 2017 was $2,071,291. In September 2017, we paid $1,460,508 of principal on these short-term obligation.

CAPITALIZATION

The first bullet below, on page 26 of the prospectus, is being amended in this prospectus supplement to correct the number of additional shares reserved for issuance under the BOXL 2014 Stock Incentive Plan.

The pro forma number of shares of our Class A common stock outstanding after this offering excludes:

●	614,061 shares of Class A common stock issuable upon exercise of options granted under the BOXL 2014 Stock Incentive Plan and 1,591,357 additional shares reserved for issuance thereunder.

●	185,020 shares of Class B common stock issuable upon exercise of stock options granted under the BOXL option plan for the Boxlight Group employees.

●	820,717 shares of Class A common stock issuable upon exercise of outstanding warrants with an exercise price equal to 110% of the initial per share offering price of shares offered to the public in this offering.

●	398,406 shares of our Class A common stock issuable upon conversion of 250,000 shares of Series A preferred stock that we will offer to the holders of Series A preferred stock of LCC - Delaware. Such 250,000 shares of Series A preferred stock will automatically convert into 398,406 shares of our Class A common stock on a date which shall be one year from the date of this prospectus.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The table below, on page 34 of the prospectus, is being amended in this prospectus supplement to correct the Net income (loss) amount under Pro Forma Adjustments column.

The following table contains reconciliations of net losses to adjusted EBITDA for the periods presented.

Reconciliation of net loss for the year ended

December 31, 2016 to Adjusted EBITDA

(in thousands)	Boxlight Group	Boxlight Parent	Pro Forma Adjustments	Pro Forma Combined
Net income (loss)	$(1,136)	$(2,060)	$(498)	$(3,694)
Depreciation and amortization	24	357	385	766
Interest expense	26	818	113	957
Stock compensation expense	-	464	-	464
Non-recurring IPO expenses	-	430	-	430
Adjusted EBITDA	$(1,086)	$9	$-	$(1,077)

SHARES ELIGIBLE FOR FUTURE SALE

The penultimate bullet below, on page 66 of the prospectus, is being amended in this prospectus supplement to correct the number of additional shares reserved for issuance under the BOXL 2014 Stock Incentive Plan.

Future sales of substantial amounts of Class A common stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. We are unable to estimate the number of shares of Class A common stock that may be sold in the future.

Upon the closing of this offering, we will have 8,808,267 shares of our Class A common stock issued and outstanding assuming the Minimum Offering Amount is sold and 9,465,410 shares of our Class A common stock issued and outstanding assuming the Maximum Offering Amount is sold. All of the shares sold or issued in this offering under this prospectus will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 10% stockholders.

In addition to the shares of Class A common stock outstanding August 21, 2017, upon the completion of this offering and the acquisitions, there will be:

●	1,903,586 shares of our Class A common stock to be issued to the Boxlight Group shareholders, upon consummation of this offering, or 20.575% of our fully-diluted common stock as defined in the purchase agreement and before giving effect to this offering;

●	152,286 bonus shares of Class A common stock to senior Boxlight Group management and employees;

●	614,061 shares of Class A common stock issuable upon exercise of options granted under the 2014 Stock Incentive Plan;

●	185,020 shares of Class B common stock issuable upon exercise of stock options issued to executive officers and former stockholders of Boxlight Group or such other number of shares as shall represent 2.0% of the Company’s fully diluted common stock defined in the purchase agreement with EDI, which shall automatically convert into shares of Class A common stock on a one-for-one basis, upon any private or public sale by any holder of Class B common stock;

●	370,040 shares of Class A common stock upon automatic conversion of 1,000,000 shares of Series B Preferred Stock to be issued to the former members of Genesis, or such other number of shares as shall represent 4.0% of our fully-diluted common stock before giving effect to this offering;

●	398,406 shares of Class A common stock issuable upon conversion of our Series A preferred stock, which we will offer to holders of Series A preferred stock of Vert’s inactive Delaware subsidiary;

●	231,152 shares of our Class A common stock to be issued to our legal counsel, Loeb & Loeb LLP upon consummation of this offering as partial compensation for services rendered in relation to this initial public offering;

●	1,591,357 additional shares of common stock reserved for issuance under the 2014 Stock Incentive Plan; and

●	820,717 shares of Class A common stock issuable upon exercise of outstanding warrants with an exercise price equal to 110% of the initial per share offering price of shares offered to the public in this offering.

The disclosure under “2014 Stock Incentive Plan” on page 66 of the prospectus is being amended in this prospectus supplement to correct the number of stock options to be issued in the aggregate to executive officers and the range of the exercise price.

2014 Stock Incentive Plan

Under the terms of our 2014 Stock Incentive Plan, we have reserved for issuance up to 2,390,438 shares of our common stock pursuant to stock incentives to employees, members of the board of directors of BOXL and our subsidiaries and consultants. We may award stock incentives, that include stock options, stock appreciation rights and restricted stock awards. Options may be qualified stock options or non-qualified stock options, or incentive stock grants, as determined by our board of directors or our stock option committee of the board of directors. As at the date of this prospectus, we have issued and committed to issue stock options to executive officers to purchase an aggregate of 772,463 shares of Class A common stock, at an exercise price of $0.0001 to $0.13 per share, and have committed to grant to employees of the Boxlight Group stock options to purchase an additional 185,020 shares of Class B common stock, or such other number of shares representing 2.0% of the Company’s fully diluted common stock as defined in the agreement between the Boxlight Group and BOXL.

The date of this prospectus supplement is October 5, 2017.